FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Activates Share repurchase Program

Issy-les-Moulineaux (France) – July 23, 2008 – Wavecom S.A., today announced its intention to activate the share repurchase program under the authorization granted to the board of directors at its annual shareholders’ meeting held on May 14, 2008.

Wavecom’s Document de Référence 2007 (Wavecom’s Annual Report in French) that was filed with the AMF - Autorité des Marchés Financiers (French Stock Market Authority) on April 8, 2008 contains the information required for the program description and therefore article 241-3 of the General Rules of the AMF applies. A synthesis of this description also appears in Item 10 of the Wavecom SEC 20-F filing registered on April 8, 2008.

Wavecom’s board of directors met on July 22, 2008 to sub-delegate to the Company’s Chief Executive Officer to activate the share repurchase program.

The terms of the share repurchase program as authorized at the Annual Shareholders’ meeting are:

Pursuant to the provisions of articles L 225-209 et seq. of the French Code of Commerce,

The board of directors is authorized to repurchase a number of shares representing up to 10% of the Company's capital, namely a maximum of 1,579,659 shares at purchase price per share no greater than 30 euros, excluding expenses and fees, representing a maximum total amount of 47,389,770 euros.

The maximum number of Company shares of which repurchase is authorized as well as the purchase price of the said shares shall be adjusted, if necessary, in order to take account of any division or of any regrouping of the Company shares that might occur during the period of validity of the present authorization.

The present authorization may be used, inter alia, for the purpose

1.
of making shares available to an investment services provider in order to stimulate the stock-market value or the liquidity of the shares under a liquidity contract conforming to the ethical charter recognized by the AMF (French Financial Markets Authority),

2.	of holding shares enabling it to honor the obligations connected with debt instruments convertible into shares,
3.
holding shares that could be delivered to its senior managers and employees as well as to the senior managers and employees of the companies affiliated with it, within the framework of stock option plans, of projects for free allocation of existing shares pursuant to the conditions defined in articles L. 225-197-1 to L. 225-197-3 or of company savings plan pursuant to the conditions defined in articles L. 443-1 et seq of the French Labor Code,

4.	of retaining the shares so as to deliver them in payment or in exchange in connection with external growth projects,
5.	or of cancelling the shares,

The number of shares acquired by the Company with a view to keeping them and to their later delivery in payment or in exchange in case of a merger, de-merger, or conveyance transaction, may not exceed 5% of its capital,

The shares may also be cancelled within a limit of 10% of the company's capital for each twenty-four month period, under the conditions laid down in the tenth resolution [i.e. authorizing the reduction of the share capital by cancelling shares that the Company might hold under the share repurchase program].

The acquisition, assignment, transfer or exchange of the said shares may be carried out, in observance of the rules issued by the AMF (French Financial Markets Authority), on or off the market, at any time, including during a period of public offering concerning the Company's shares, and by any means, including transfer of blocks, use or exercise of any financial instruments or derivative products, particularly by way of implementation of option transactions such as purchases and sales of buy or sell options.

The authorization further grants full powers to the board of directors, with an option for sub delegation to the CEO or, with the latter's approval, to one or several deputy CEOs, for implementing the present authorization, putting in any market orders, concluding any agreements, carrying out possible reallocations of the shares for the purposes mentioned above, under the conditions allowed by law, carrying out any formalities, steps and declarations vis-à-vis any entities as necessary.

The authorization was granted for a period of eighteen months starting at the date of the Annual Shareholders meeting, May 14, 2008.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough y (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel:+ 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on second parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 23, 2008	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer